July 19, 2012

Via EDGAR

Pamela A. Long, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Tecogen Inc. (“we” the “Company” or “Tecogen”)
Amendment No.1 to Registration Statement on Form S-1 (the “Form S-1”)
Filed April 27, 2012
File No. 333-178697

Dear Ms. Long:

The purpose of this letter is to respond to your letter of May 24, 2012 regarding the Amendment No. 1 to Form S-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 2 to the Form S-1.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	Please revise your document to include updated financial statements in accordance with Rule 8-08 of Regulation S-X.

We have revised our disclosure as requested to include updated financial statements for the period ending March 31, 2012.

2.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;
•	A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
•	Your election under Section 107(b) of the Act:

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

Tecogen Inc.

45 First Avenue

Waltham, MA 02451

781-466-6400 • 781-466-6466 (fax)

www.tecogen.com

Securities and Exchange Commission

July 19, 2012

o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

We have revised our disclosure as requested to include that we are an “emerging growth company” under the federal securities laws and will therefore be subject to reduced public company reporting requirements. Our revised disclosures regarding our “emerging growth company” status can be found on the Cover Page of the Prospectus, at the end of our “Risk Factors” section and in “Management Discussion and Analysis of Financial Condition and Results of Operations”.

Risk Factors, page 6

3.	We note your response to comment 11 of our letter dated January 18, 2012. However, we continue to believe that to the extent that there are certain risks facing your company that are similar to early-stage companies, please tailor such risks so that they apply specifically to the circumstances of your company. For example, your risk stating that businesses and consumers might not adopt cogeneration should discuss whether businesses have adopted such technology in the last several decades that you have offered such technology. Further, to the extent the risks relate to newly introduced technology, such as your new Ultra-low emissions technology, the risk factors should clearly state this fact. Please note that these are just examples. Please comprehensively revise your risk factors to ensure that each of them reflects the current state of your business and explains the specific risk as applied to the specific facts and circumstances of your company. For additional guidance, please see Staff Legal Bulletin No. 7 (1999).

We have revised our “Risk Factors” on page 6 to ensure that each of them reflects the current state of our business and explains the specific risk as applied to the specific facts and circumstances of the Company.

4.	We note your response to comment 12 of our letter dated January 18, 2012. However, it does not appear that you have revised your risk factors so that they cite specific examples of how the risks have impacted your business so that investors may have a better understanding of how these risks could impact your future results and financial condition. As one example, we note that your risk factors on page 11 relating to changes in regulation and barriers to entry into the market place state that certain regulations, fees or restrictions may be imposed. However, we note your extensive discussion of the specific impact of various regulations on pages 47 – 51, including that you developed your Ultra low emissions technology in response to certain regulations in Southern California. Please note that this is just one example. Please comprehensively review and revise your risk factors to tailor each risk factor so that it addresses the specific risks that impact your business and presents such risks in a clear and concise manner.

We have revised our “Risk Factors” on page 6 to ensure that each of them reflects the current state of our business and explains the specific risk as applied to the specific facts and circumstances of the Company.

5.	We note your response to comment 14 of our letter dated January 18, 2012. We continue to believe that you need to include a risk factor addressing the potential risks relating to John and George Hatsopoulos having little or no continuing stake in the company, and revise your risk factor on page 15 stating that you are controlled by a small group of majority stockholders to reflect the fact that these stockholders have registered for resale 100% of their holdings. It is unclear from your response why there is “essentially no risk that John and George Hatsopoulos will sell all of their holdings.” Given that the shareholders are registering all of their holdings for resale, in the event that the registration statement is declared effective, the shareholders would be able to sell all of their holdings. Please note, the amount being registered for resale must reflect a good faith estimate of the amount that the selling security holders intend to sell. To the extent that John and George Hatsopoulos do not intend to sell 100% of their holdings, please revise accordingly. Please advise.

We have revised our disclosure as requested to include a risk factor addressing the potential risks relating to John and George Hatsopoulos having little or no continuing stake in the company in the event they are able to sell all of their holdings when this registration statement is declared effective. More specifically, we added the following disclosure on page 13:

Securities and Exchange Commission

July 19, 2012

“John N. Hatsopoulos (78) and George N. Hatsopoulos (85) are registering all of their holdings for resale primarily for estate planning purposes. For that reason, the timing and the amount of any future sales is difficult to predict. George Hatsopoulos is a director but not an officer of the Company. John Hatsopoulos is the Chief Executive Officer and a key employee of the Company. If John Hatsopoulos were to sell a substantial portion of his shares in the Company, he would no longer have a substantial continuing interest in the Company. If that were to occur, it may have a material adverse effect on his performance and on the business of the Company. Further, substantial sales of their common stock may result in a decline in the market price of our Common Stock.”

Selling Security Holders, page 16

6.	We note that in response to comment 15 of our letter dated January 18, 2012 you state that you have revised your disclosure to include how the selling security holders acquired the securities they may offer and sell pursuant to the registration statement, including the dates of the transactions, the number of shares purchased in each transaction, and the purchase price, if any. However, we are unable to locate such disclosure in this section. Please advise and revise accordingly.

We have revised our disclosure as requested by adding a table to our registration statement on page 20 that includes additional information regarding the selling security holders including the dates of the transactions, the number of shares purchased in each transaction, and the purchase price paid by the investors.

7.	We note that in response to comment one of our letter dated January 18, 2012 you included an “Exhibit A” which you state lists each selling security holder, including the number of shares registered on behalf of that shareholder on the S-1. However, it is unclear from Exhibit A and the disclosure provided on pages 19-21 which of the shares listed in Exhibit A are being registered for resale. For example, Exhibit A notes that there are 303,223 shares owned by George Hatsopoulos that are issuable upon future exercise of a convertible debenture, but it is unclear whether Mr. Hatsopoulos is attempting to register such shares for resale. Please advise which of the shares listed in Exhibit A are being registered, and ensure that your disclosure in this section accurately reflects the shares being registered by each selling security holder.

We have revised our disclosure as requested by adding a table to our registration statement on page 20 that includes all 34,737,037 shares being registered for resale, including the 303,223 shares owned by George Hatsopoulos that are issuable upon the future exercise of the Convertible Debenture.

Business, page 24

General

8.	Please provide support for your statement on page 31 that “no other methodology for obtaining this level of efficiency gain exists or will ever exist from power generation sourced from fossil fuels.” To the extent that this statement is based on management’s belief, please indicate that this is the case. Alternatively, if the information is based on reports or articles, please provide support for your statement.

This statement relies neither on management’s belief nor on reports or articles. Instead, it relies on the fundamental laws of physics. We have revised our disclosure in the “Business, Industry Background” section on page 27 as requested to read as follows:

Securities and Exchange Commission

July 19, 2012

“CHP – which harnesses waste energy from the power generation process and puts it to work on-site – can boost the efficiency of energy conversion to nearly 90%, a better than two-fold improvement over central steam plants. Power generation alone, without capturing and using waste heat, cannot exceed an ideal, theoretical efficiency of about 70%, according to the basic thermodynamic laws governing fossil fuel combustion.”

9.	Please provide us with copies of each source that supports your various qualitative and quantitative statements in your disclosure, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing, as requested in comment 18 of our letter dated January 18, 2012.

Copies of these sources have been provided to the Securities and Exchange Commission (the “Commission”) under separate cover.

10.	Please revise your disclosure here and in your Prospectus Summary to clarify what you mean by a low-cost “process of engine after treatment.”

We have revised our disclosure in our “Prospectus Summary” section on page 1 and in our “Business, Overview” section on page 26 as requested to read as follows:

“Our CHP technology uses low-cost, mass-produced engines manufactured by General Motors Company, or GM and Ford Motor Company, or Ford, which we modify to run on natural gas. In the case of our mainstay cogeneration and chiller products, the engines have proved to be cost-effective and reliable. In 2009, our research team developed a low-cost process for removing air pollutants from the engine exhaust. This low-emissions technology gives our natural gas engines exceptionally low levels of “criteria” air pollutants (those that are regulated by the U.S. Environmental Protection Agency, or EPA, because they can harm human health and the environment.)”

11.	We note your disclosure on page 24 that your principal generator suppliers are Danotek Motion Technologies and Marathon Electric, that you purchase compressors from J&E Hall International, and, as noted on page 30, you use a Ford engine for the Ilios heat pump. Please file agreements with these suppliers as exhibits to the registration statement, or tell us why you are not required to do so.

We do not have supply agreements with J&E Hall International, Ford Motor Co, or Marathon Electric. We will file by amendment the supply agreement with Danotek Motion Technologies as Exhibit No. 10.11 to the registration statement, portions of which will be omitted and filed separately on a confidential basis.

12.	We note your responses to comments 18 and 19 of our letter dated January 18, 2012, and that you wish to keep certain footnotes in the Background section. Further, we note that you have significantly expanded your discussion under the Industry background section and Business section so that you now include additional footnotes in your disclosure and both these footnotes and the main text contain lengthy disclosure that includes highly technical terms. Please note that your disclosure should comply with the Plain English requirements of Rule 421 of Regulation C. Please delete the footnotes and revise your disclosure throughout so that you avoid jargon and highly technical terms and present the relevant information in a clear and concise manner. For example, it does not appear that detailed descriptions, such as the difference between HHV and LHV, or a detailed description of a permanent magnet synchronous generator, are helpful to an investor. These are just examples and you should reconsider and revise the Business and Industry sections in their entirety. Further, please delete the references to external websites that you include throughout your registration statement. By including the URL or website addresses, the information contained in the website is treated as part of the disclosure. See SEC Release No. 33-7856 and SEC Release No. 33-7497 for additional guidance.

We have revised the “Business” section throughout to comply with Plain English requirements as requested. Specifically, we have eliminated unnecessary jargon and technical detail and explained in a simple manner any technical terms that are necessary to present a full disclosure. Further, we have deleted footnotes and references to external websites.

Securities and Exchange Commission

July 19, 2012

13.	We note that in response to comment 23 of our letter dated January 18, 2012, you have indicated that you do not believe that your business is dependent on American DG Energy. However, we note the significant amount of your sales to American DG Energy in 2010 and 2011, as disclosed in Note 13 to the financial statements, and the fact that you have entered into various agreements with American DG Energy indicating that you will continue to do a notable amount of business with American DG Energy in the future. Based on your relationship with American DG Energy, it is unclear why you do not believe that you will have recurring revenue from American DG Energy. Please advise.

Tecogen was formed in the early 1960s, and through the years, Tecogen has developed a standalone business without the contribution of American DG Energy. For example, for the 5-year period before the incorporation of American DG Energy (July 2001), the revenues of Tecogen ranged between $9.1 million to $15.3 million. Moreover, revenue attributable to American DG Energy represented only 6.4% of our total revenue in 2011 and 14.7% in 2010 ($713,267 and $1,658,471, respectively).

As disclosed in our filings and the notes to our financial statements, American DG Energy has been considered a major customer in certain years and any revenue loss from American DG Energy will impact the Tecogen business. However, our response to comment 23 was intended to disclose that we do not consider the Tecogen business as “dependent” upon the American DG Energy business. In other words Tecogen will continue to be a viable entity even if American DG Energy found a different supplier for their energy systems. We believe that Tecogen will continue to have recurring revenue from American DG Energy in the future, but will remain independent financially.

Industry Background, page 25

Our Products and Services, page 30

14.	We note your response to comment 27 of our letter dated January 18, 2012. Given the emphasis placed on each of your three products, we believe it is important for investors to understand the contribution to revenues made by each of your products. Please revise your disclosure accordingly.

We have revised our disclosure as requested to include contribution to revenues made by each of our products and such revised disclosure is located on page 37.

15.	We note your disclosure on page 42 that you have used the results of certain tests to obtain an air permit exemption in New Jersey. Please revise your disclosure here, and elsewhere as appropriate, to explain why such a permit was required and whether you will need similar permits to sell your products in other states or regions.

We have revised our disclosure in the “Business, Our Products, Ultra Low-Emissions Technology” section on page 37 to read respectively as follows:

Securities and Exchange Commission

July 19, 2012

“Additional independent tests. During the field test, two companies licensed in California to test emissions each verified our results at different times. In fact, the results from one of these tests (obtained in August 2011) enabled us to qualify for New Jersey’s fast-track permitting. Virtually every state nationwide requires some kind of permit related to local air quality, but New Jersey allows an exemption for systems such as ours that demonstrate superior emissions performance. This certification was granted in November 2011, and since then, we have sold Ultra systems to several customers.”

We have also revised our disclosure in the “Government Regulation and Its Effect on Our Business, Air Pollution Regulations” section on page 44 to read respectively as follows:

“On the East Coast, important CHP territories are also moving toward limits below federal BACT levels. Effective in 2012, Massachusetts, Rhode Island, and Connecticut require 3.6 ppm NOx and about 56 ppm CO, which is on par with California’s BACT standard. New Jersey also emulates California’s BACT, but allows the project to side-step the air permit process if the CHP device is “emissions certified” through third-party testing to 10 ppm NOx and 10 ppm CO. Our Ultra low-emissions technology has qualified for New Jersey’s “clean” certification, as noted earlier. In New York, clean power is encouraged through state grants that exclude products, or reduce the grant amount, unless low emissions are demonstrated.”

Distribution Methods, page 34

16.	Please file any material agreements with distributors and outside sales agents and representatives as exhibits to the registration statement.

We have agreements with distributors and outside sales agents and representatives that are part of our ordinary course of business. We do not have a recurring distributor agreement, therefore, no one of them is material to our business and we do not rely on one distributor or sales agent for purposes of expectations or future revenue. We have filed the form of our Sales Representative Agreement as Exhibit No. 10.10 to our registration statement.

17.	We note that American DG Energy has exclusive sales representation rights to certain of your products in New England, and that you pay a commission to American DG Energy when you sell such products in New England. Please disclose the amount of such commission, to the extent material, as well as any material impacts on your financial operations.

The amount of commissions paid to American DG Energy for sales representation rights in New England is very small; therefore, it does not materially impact your financial operations. The total amount was $16,384 for the year ended December 31, 2011, and we do not expect it to be materially different for 2012.

18.	Please disclose the purpose and or/intent of American DG Energy’s grant of sales representation rights to its On-Site Utility energy service in California. In particular, please explain what this energy service is and what you intend to use it for. Please revise your disclosure elsewhere, as appropriate.

We do not intend to pursue any On-Site Utility energy service projects in California and no transactions have taken place to-date under the agreement. We have revised the agreement and have removed the section associated with sales representation rights to California with American DG Energy. We have also deleted the sentence from our disclosure because it is no longer applicable.

Securities and Exchange Commission

July 19, 2012

Market Potential, page 35

Tecogen’s Strategy for Growth, page 38

19.	Please revise or delete your disclosure throughout this section to eliminate repetitive, highly technical and speculative disclosure. The current disclosure is overly detailed, complex and unclear. To the extent that you wish to retain disclosure regarding the market potential of CHP, please present it clearly and concisely, and consider including it within another section of your prospectus, such as the Industry section.

We have revised this section and other sections that contain repetitive material, too much technical detail, and speculative disclosure. We have shortened the discussion of CHP’s market potential and moved some of it to the “Industry Background” section.

Alliances, page 41

20.	We note your revised disclosure in response to comment 32 of our letter dated January 18, 2012. Please further revise your disclosure to disclose the dates of such alliances, whether these are current alliances, and the significance of such alliances. Further, we note that you state that you believe that “most” of these agreements are not material. Please advise us as to which agreements are material and please file such agreements as exhibits to the registration statement.

We have revised our disclosure as requested to disclose the dates of our current alliances and we will file by amendment the following material agreements as exhibits to the registration statement, portions of which will be omitted and filed separately on a confidential basis:

a)	General Motors LLC, Customer Care and Aftersales Agreement, dated November 15, 2011 (Exhibit No. 10.7).
b)	Exclusive Licensing Agreement between Tecogen Inc. and the Wisconsin Alumni Research Foundation, dated February 5, 2007 (Exhibit No. 10.12).
c)	California Energy Commission Agreement dated July 2, 2009 (Exhibit No. 10.13).

The remaining agreements are not material to our business.

21.	We note your response to comment 33 of our letter dated January 18, 2012 that you do not believe your exclusive licensing agreement with Wisconsin Alumni Research Foundation is material because it “provides for a $500 payment to the Foundation every time [you] sell an InVerde system.” It is unclear why this means that the agreement is not material. In addition, we note that this agreement covers the control software that enables your microgrid system and allows your products to be integrated, and it appears that the microgrid system is an important part of your products. Please file a copy of your exclusive licensing agreement with the Wisconsin Alumni Research Foundation as an exhibit to the registration statement or, alternatively, please explain why this agreement is not material, including why a $500 payment for each InVerde system means the agreement is not material. See Item 601(b)(10) of Regulation S-K.

For the years ended December 31, 2011 and 2010, the Company paid the Foundation $5,000 and $16,000, respectively. We will file by amendment the Wisconsin Alumni Research Foundation Exclusive Licensing Agreement as Exhibit No. 10.12 to the registration statement, portions of which will be omitted and filed separately on a confidential basis.

Competition, page 42

22.	We note that your disclosure regarding your competitive position is overly detailed and complex and it is unclear how some of the disclosure is relevant to your company. Please comprehensively revise this section to present a clear and concise description of the competitive business conditions and your competitive position in the industry.

We have comprehensively revised this section to be more clear and concise. Specifically, we have greatly reduced the level of detail and complexity, and we have restricted discussion to the issues relevant to our company and its competitive position.

Securities and Exchange Commission

July 19, 2012

Certain Related Party Contracts, page 46

The Company and Its Affiliates, page 47

23.	The disclosure contained in these sections appears to be duplicative of the disclosure in the section entitled “Certain Relationships and Related Transactions.” Please delete this disclosure and consolidate your disclosure under “Certain Relationships and Related Transactions.”

We have deleted this disclosure and consolidated it under “Certain Relationships and Related Transactions.”

Intellectual Property, page 47

24.	Please disclose the duration of your patents and licenses.

We have revised our disclosure as requested to include the duration of our patents and licenses, and such revised disclosure is located on page 43.

Government Regulation, page 47

25.	We note that your disclosure regarding your competitive position is overly detailed and complex. Further, we note that some of this disclosure appears to be phrased as a commentary on the industry standards, including a historical overview, as opposed to a concise description of the effects of government regulations. For example, we note your statement that “[t]he imposition of seemingly unreasonable standards by the SCAQMD was not without warning nor arbitrary…” Please comprehensively revise this section to present a clear and concise description of the existing or probable effects of government regulations on your business. See Item 101(h)(4)(ix) of Regulation S-K.

We have revised our disclosure as requested to be more clear and concise. Specifically, we have shortened it considerably and we have focused the discussion on the effects of government regulations on our business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

26.	We note your revisions in response to comment 47 of our letter dated January 18, 2012. However, we note that your Overview section continues to appear to be largely identical to the disclosure in your Prospectus Summary and in your Business section. Your MD&A Overview section should provide context for the remainder of the MD&A discussion and identify the factors that management focuses on in evaluating the financial condition and operating performance of your business. Please avoid simply repeating information that is included elsewhere in the prospectus. Please revise accordingly. See Item 303 of Regulation S-K and SEC Release 33-8350.

We have revised our “Overview” section in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as requested, to identify the factors that we focus on in evaluating the financial condition and operating performance of our business.

Securities and Exchange Commission

July 19, 2012

27.	We note your revised disclosure in your results of operations discussion regarding significant fluctuations in revenues due to certain one-off sales. Please revise your disclosure in your Overview and elsewhere in your prospectus, as appropriate, to discuss the impact of such sales on your results of operations generally or tell us why you believe such sales would not constitute a known trend or uncertainty that has had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Please also consider adding risk factor disclosure relating to the nature of your sales.

We have revised our disclosure as requested to discuss significant fluctuations in revenues due to certain one-off sales. We have also added the following risk factor, which is located on page 6, to disclose the nature of our sales:

“We may have significant fluctuations in revenues from period to period due to certain one-off sales.

We have low volume, high dollar sales for projects that are generally non-recurring and therefore our sales can fluctuate greatly from period to period. Fluctuations cannot be predicted as they are not seasonal. They are simply a function of signed purchase orders and production time requirements, therefore our revenues may be difficult to predict.”

Results of Operations, page 61

Year Ended December 31, 2011Compared to Year Ended December 31, 2010, page 61

Revenues, page 61

28.	We note that your revenues period over period changed significantly due to changes in product mix. Please revise your disclosures to discuss the all the underlying reasons for changes in your product mix. For instance, while you indicate that in 2010 you had recognized revenue of more than $1.2 million from one multi-unit cogeneration project, this does not fully explain the $2.2 million decrease in cogeneration product sales from 2010 to 2011. You also do not explain the $1.2 million increase in chiller product sales.

We have revised our disclosure as requested in our “Results of Operations” section starting on page 56 to address your comment.

29.	We note your disclosure on page 62 that “Tecogen offered “turnkey” installations to its customers up until 2006 and these Tecogen installed locations have been historically [y]our best performing sites.” Please revise your filing to explain what “best performing sites” means. In this regard, does the best performing mean financially or functionally and how is this performance quantified.

We have revised our disclosure as requested in our “Results of Operations” section to address your comment, and such revised disclosure is located on page 56.

Loss from Operations, page 62

30.	We note your disclosure that “Loss from operations for the year ended December 31, 2011 was $1,882,902 compared to $550,275 for the year ended December 31, 2010, a decrease of $1,332,627.” It appears that your loss has actually increased period over period, rather than decreased. Please revise your filing accordingly.

We have revised our disclosure as requested in our “Results of Operations” section to address your comment, and such revised disclosure is located on page 56.

Securities and Exchange Commission

July 19, 2012

Non-Controlling Interest, page 63

31.	Your disclosure indicates that the increase in losses attributable to Ilios was the result of increased payroll costs. Please revise your filing to quantify the increase and explain why the increase occurred.

We have revised the “Noncontrolling Interest” sections in our disclosure as requested to address your comment, and such revised disclosure is located on page 55 for three months ended March 31, 2012 compared to three months ended March 31, 2011 and on page 57 for year ended December 31, 2011 compared to year ended December 31, 2012.

32.	Expand your discussion of your losses attributable to Ilios to also address changes in the non-controlling ownership percentages for each period to the extent they impacted the allocated losses.

We have revised the “Noncontrolling Interest” sections in our disclosure as requested to address your comment, and such revised disclosure is located on page 55 for three months ended March 31, 2012 compared to three months ended March 31, 2011 and on page 57 for year ended December 31, 2011 compared to year ended December 31, 2012.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosures, page 64

33.	Please revise your filing to specifically state the date which you engaged McGladrey. Refer to Item 304(a)(2) of Regulation S-K.

We have revised our disclosure as requested to include that McGladrey LLP was engaged on April 13, 2011, and such revised disclosure is located on page 59.

Executive Officer and Director Compensation, page 70

Outstanding Equity Awards at Fiscal Year-End Table, page 74

34.	We note that several of the footnotes state that an additional 25% of the shares underlying stock option awards will vest on each of the subsequent four anniversaries. Please clarify whether this should be each of the subsequent three anniversaries.

We have revised our disclosure as requested to clarify that an additional 25% of the shares underlying stock option awards will vest on each of the subsequent three anniversaries.

Security Ownership of Certain Beneficial Owners and Management, page 79

35.	Please advise why the shares beneficially owned by John N. Hatsopoulos do not include 333,334 shares of common stock issuable upon conversion of $100,000 principal amount of 6% convertible debentures. Please See Rule 13d–3(d)(1) under the Securities Exchange Act.

The 333,334 shares of Common Stock issuable upon conversion of $100,000 principal amount of 6% convertible debentures are held by The John N. Hatsopoulos 1989 Family Trust which is an irrevocable trust for the benefit of: (1) Alexander J. Hatsopoulos, and (2) Nia Marie Hatsopoulos. Paris Nikolaidis is the trustee of The John N. Hatsopoulos 1989 Family Trust. Mr. Hatsopoulos disclaims beneficial ownership of the shares held by that trust. We have revised our disclosure to clearly indicate the above.

36.	It does not appear that the beneficial ownership of certain of your officers and directors takes into account stock option awards that vested on February 15, 2012. For example, footnote 11 to the table states that the shares beneficially owned by Ahmed Ghoniem include 100,000 shares of common stock. However, we note that the Director Compensation Table listed on page 73, as well as the Outstanding Equity Awards at Fiscal Year-End Table on page 74, indicate that 25% of the stock option award granted to Mr. Ghoniem vested on February 15, 2012. This is just one example. Please revise the table on page 79 as well as the Selling Security Holders table on page 16 to reflect all shares that the person has the right to acquire within sixty days. See Rule 13d-3 under the Securities Exchange Act.

We have revised our disclosure as requested in the “Security Ownership of Certain Beneficial Owners and Management” table located on page 74 and have revised the tables in the “Selling Security Holders” section on page 17 to reflect all shares that the person has the right to acquire within sixty days.

Securities and Exchange Commission

July 19, 2012

Certain Relationships and Related Party Transactions, page 81

37.	We note your response to comment 41 of our letter dated January 18, 2012, including that EuroSite Power purchases the majority of its energy equipment from you. Please provide all information required by Item 404(d) of Regulation S-K regarding your transactions with EuroSite Power.

We have revised our disclosure on page 78 as requested to read as follows:

“Revenue from sales of cogeneration and chiller systems, parts and service to American DG Energy during the years ended December 31, 2011 and 2010 amounted to $713,267 and $1,658,471, respectively, and revenue for the period ending March 31, 2012 amounted to $238,725. In addition, Tecogen pays certain operating expenses, including benefits and insurance, on behalf of American DG Energy. Tecogen was reimbursed for these costs. As of December 31, 2011 and 2010, the total amount due from American DG Energy was $299,739 and $98,230, respectively, and as of March 31, 2012 amounted to $308,205.

EuroSite Power purchases the majority of its energy equipment from American DG Energy, its parent. American DG Energy owns 82.8% of the Common Stock of EuroSite Power. American DG Energy purchases the majority of its energy systems from the Company.”

38.	We note that you plan to file the Facilities, Support Services and Business Agreement with American DG Energy Inc. as Exhibit 10.6 to the registration statement. Please also file any other agreements you have with American DG Energy Inc., EuroSite Power and GlenRose Instruments as exhibits to the registration statement, including any agreements pursuant to which you have made sales to such companies. In particular, please file your agreements providing American DG Energy with exclusive sales representation rights and granting you sales representation rights to its On-Site Utility energy service. Please also file the exclusive distribution agreement between Ilios and American DG Energy. We note your response to comment 39 of our letter dated January 18, 2012 that you do not believe the agreement between Ilios and American DG Energy is material because the high-efficiency heating products are relatively new. However, given the exclusivity of the agreement and that the contract is with a related person as defined in Item 404 of Regulation S-K, we continue to believe that this agreement should be filed as an exhibit to the registration statement.

We will file by amendment the Sales Representative Agreement between Ilios and American DG Energy as Exhibit No. 10.14 to the registration statement, portions of which will be omitted and filed separately on a confidential basis. Other than the Facilities, Support Services and Business Agreement with American DG Energy, that will be filed by amendment as Exhibit No. 10.6 to the registration statement, portions of which will be omitted and filed separately on a confidential basis, we do not have any other agreements with American DG Energy, EuroSite Power, or GlenRose Instruments.

39.	We note your disclosure on page 82 that have received payments from Levitronix LLC and Alexandros Partners LLC, which you describe as affiliated companies. Please disclose the specific relationship that makes these companies affiliated companies.

The Company subleases portions of its corporate offices and manufacturing facility to sub-tenants, under annual sublease agreements and receives certain amounts, which are disclosed in the registration statement, to offset common operating expenses incurred in the administration and maintenance of its corporate office and warehouse facility.

Securities and Exchange Commission

July 19, 2012

Levitronix LLC is a company controlled by George N. Hatsopoulos, a director and major shareholder of the Company. It is the worldwide leader in magnetically levitated bearingless motor technology, specializing in supplying medical blood pumps to the medical community and ultra-pure fluid handling devices for microelectronics, life science and industrial applications.

Alexandros Partners LLC is a financial advisory firm providing consulting services to early stage entrepreneurial ventures. John N. Hatsopoulos, the Company’s CEO, was a Managing Partner of Alexandros Partners LLC from September 2000 until his resignation on December 31, 2011. Also, Anthony S. Loumidis, the Company’s Vice President and Treasurer, was the President Alexandros Partners LLC from September 2000 until his resignation on December 31, 2011.

Other that the common ownership and the sharing of space at 45 First Avenue in Waltham Massachusetts, there is no other relationship between the Company, Levitronix LLC and Alexandros Partners LLC. Those companies are not affiliated with the Company therefore we have revised our disclosure and have removed such reference.

Consolidated Statement of Stockholders Equity, page F-5

40.	We note your response to our prior comment 79. It appears that you have a material error in your 2010 Statement of Operations as a result of the incorrect calculation of the loss attributable to the noncontrolling interest. Please address the need to revise your financial statements, including relabeling the revised financial statements as “restated” and providing all the disclosures required by ASC 250-10-50. If you restate you revise your financial statements, please ask your auditors to revise their audit report in accordance with AU Section 508.16.

We do not believe that a revision to the 2010 financial statements is warranted as we believe that the error is both qualitatively and quantitatively immaterial to the 2010 financial statements for the following reasons.

The $35,764 error does not affect the consolidated net loss. The error affects only the allocation between the loss attributable to the noncontrolling interest and the loss attributable to Tecogen. The impact of the error, if adjusted, would increase the net loss attributable to Tecogen Inc. from $355,308 to $391,072 or by 10%. On a per share basis the net loss would increase by $0.0008 and would round to the net loss per share as reported of $0.01 per share.

In assessing whether the $35,764 misclassification between the noncontrolling interest and Tecogen was material we also considered qualitative factors, including those outlined in SEC Staff Accounting Bulletin No.99 (SAB 99):

•	We do not believe that the misstatement masks a change in earnings or other trends.
•	We assessed whether the misstatement hides a failure to meet analysts' consensus expectations for the company. The Company is a small company and so there are no analysts’ consensus expectations for the Company.
•	The misstatement does not change a loss into income or vice versa.
•	The misstatement does not concern a segment or other portion of the business that has been identified as playing a significant role in the operations or profitability.
•	The misstatement does not affect our compliance with regulatory requirements.

Securities and Exchange Commission

July 19, 2012

•	The misstatement does not affect our compliance with loan covenants or other contractual requirements.
•	The misstatement did not and will not have the effect of increasing management's compensation.
•	The misstatement does not involve concealment of an unlawful transaction.

Finally we considered the conceptual guidance in SAB 99 as follows:

“A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.”

“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

We do not believe that the error was of sufficient magnitude that it was probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by a correction to the 2010 financial statements. The error was unintentional and was not the result of a system or operational issue. The error was adjusted in the 2011 financial statements when identified.

41.	Please provide us the underlying calculations for the stockholders’ equity adjustments related to your $750,000 purchase of 1.5 million common shares of Ilios.

We have provided the calculations for the stockholders’ equity adjustments below:

Carrying value of Ilios equity pre-investment	$614,475
New Investment by Tecogen @ $0.50 per share	750,000
Ilios equity balance post investment	$1,364,475

Total Common Stock pre-investment	11,110,000
New Investment by Tecogen @ $0.50 per share	1,500,000
Total Common Stock post investment	12,610,000

Shares Outstanding - Tecogen Inc.	8,500,000	67.4%
Noncontrolling shareholders	4,110,000	32.6%

Noncontrolling interest post investment	$444,724	(1,364,475 x 32.6)%
Noncontrolling interest pre investment	183,550
Noncontrolling interest adjustment	$261,174

Exhibit Index

42.	We note that you plan to request confidential treatment for certain exhibits. To the extent that we have comments on your request, please note that we will issue them in a separate letter. Please further note that all comments on your request must be resolved before we will entertain a request to accelerate the effective date of your registration statement.

We understand that that all comments on our request must be resolved before we request to accelerate the effective date of our registration statement.

Securities and Exchange Commission

July 19, 2012

In connection with responding to your comments, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 466-6440 or our attorney, Edwin Miller of Sullivan & Worcester LLP in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

TECOGEN INC.

/s/ Bonnie J. Brown

By:	Bonnie J. Brown
Chief Financial Officer

cc:	Mindy Hooker, Staff Accountant
Jeanne Baker, Staff Accountant
Erin Jaskot, Staff Attorney
Craig Slivka, Special Counsel